UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On March 16, 2020, Canada Goose Holdings Inc. issued the Press Release attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated March 16, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

By:	/s/ David Forrest
Name:	David Forrest
Title:	Senior Vice President, General Counsel

Date: March 16, 2020